DISTRICT METALS CORP.

Condensed Consolidated Interim Financial Statements

For the six months ended December 31, 2021 and 2020

(Expressed in Canadian Dollars - Unaudited)

DISTRICT METALS CORP.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

As at	December 31, 2021	June 30, 2021
ASSETS
Current assets
Cash and cash equivalents (Note 3)	$2,603,079	$3,643,704
GST and VAT receivable	247,699	199,073
Due from related parties (Note 12)	-	28,088
Prepaid expenses	19,955	30,117
Marketable securities (Note 4)	230,000	125,000

	3,100,733	4,025,982
Advances and deposits (Note 5)	45,424	227,592
Exploration and evaluation assets (Note 5)	6,130,812	3,610,376

TOTAL ASSETS	$9,276,969	$7,863,950

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Notes 6 and 12)	$381,717	$592,600

TOTAL LIABILITIES	381,717	592,600

SHAREHOLDERS' EQUITY
Share capital (Note 7)	66,358,955	64,171,883
Reserve (Note 8)	2,307,702	1,953,659
Accumulated deficit	(59,771,405)	(58,854,192)

TOTAL SHAREHOLDERS' EQUITY	8,895,252	7,271,350

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$9,276,969	$7,863,950

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on March 1, 2022. They are signed on behalf of the Board of Directors by:

"Joanna Cameron"	"Garrett Ainsworth"
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

DISTRICT METALS CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars - Unaudited)

	Three months ended		Six months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
EXPENSES
General and administrative costs	$29,760	$17,021	$68,255	$30,771
Marketing and investor relations	164,126	345,446	212,683	395,024
Consulting fees (Note 12)	114,400	188,021	226,445	283,378
Professional fees	92,969	111,919	203,762	123,195
Stock-based compensation (Notes 8 and 12)	539,248	685,197	539,248	704,114
Transfer agent, regulatory and listing fees	3,627	10,783	26,419	12,432

OPERATING EXPENSES	944,130	1,358,387	1,276,812	1,548,914

OTHER EXPENSES (INCOME)
Unrealized gain on marketable securities (Note 4)	(105,000)	-	(105,000)	-
Foreign exchange (gain) loss	38,973	(16,052)	36,922	(5,090)
Write-down of mineral property (Note 5)	-	14,045	-	456,537
NET LOSS AND COMPREHENSIVE LOSS	$878,103	$1,356,380	$1,208,734	$2,000,361

Basic and diluted loss per share	$0.01	$0.02	$0.02	$0.03
Weighted average number of common shares outstanding	68,148,818	59,690,512	66,149,483	59,594,103

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

DISTRICT METALS CORP.

Condensed Consolidated Interim Statements of Cash Flow

(Expressed in Canadian Dollars - Unaudited)

	Six months ended
	December 31, 2021	December 31, 2020
Cash flows provided from (used in):
OPERATING ACTIVITIES
Net loss	$(1,208,734)	$(2,000,361)
Adjustments for item not affecting cash:
Unrealized gain on marketable securities	(105,000)	-
Write-down of mineral property	-	456,537
Stock-based compensation	539,248	704,114
	(774,486)	(839,710)
Net changes in non-cash working capital items:
GST and VAT receivable	(20,538)	(61,076)
Prepaid expenses and deposits	10,162	-
Accounts payable and accrued liabilities	(497,247)	16,170
Net cash flows used in operating activities	(1,282,109)	(884,616)

INVESTING ACTIVITIES
Advances and deposits	182,168	(201,970)
Exploration and evaluation assets	(1,629,072)	(306,938)
Net cash flows used in investing activities	(1,446,904)	(508,908)

FINANCING ACTIVITIES
Proceeds from private placement, net of cash share issuance costs	1,580,088	4,424,068
Proceeds from the exercise of stock options	108,300	22,100
Net cash flows provided by financing activities	1,688,388	4,446,168

Net decrease in cash and cash equivalents	(1,040,625)	3,052,644
Cash and cash equivalents, beginning of period	3,643,704	2,512,091
Cash and cash equivalents, end of period	$2,603,079	$5,564,735

Supplemental cash flow information	$	$
Advances incurred and reclassified to exploration and evaluation assets	-	89,593
Exploration and evaluation assets included in accounts payable and accrued liabilities	127,285	90,149
Fair value reallocation pursuant to stock option cancellation	291,521	-
Fair value of shares issued for exploration and evaluation assets	605,000	121,616

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

DISTRICT METALS CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars - Unaudited)

	Number of shares	Amount	Subscription receivable	Reserve	Accumulated deficit	Total
Balance, June 30, 2020	59,422,524	$59,496,635	$-	$1,100,559	$(56,129,095)	$4,468,099
Common shares issued for private placement (Note 7)	15,833,333	4,750,000	-	-	-	4,750,000
Share issuance costs (Note 7)	-	(917,323)	-	515,238	-	(402,085)
Common shares issued for property payment (Notes 5 and 7)	253,366	121,616	-	-	-	121,616
Common shares issued for stock option exercise (Notes 7 and 8)	210,000	42,100	(20,000)	-	-	22,100
Fair value reclassification for stock option exercise (Notes 7 and 8)	-	37,969	-	(37,969)	-	-
Stock-based compensation (Note 8)	-	-	-	704,114	-	704,114
Net loss for the period	-	-	-	-	(2,000,361)	(2,000,361)
Balance, December 31, 2020	75,719,223	$63,530,997	$(20,000)	$2,281,942	$(58,129,456)	$7,663,483

Balance, June 30, 2021	76,741,623	$64,171,883	$-	$1,953,659	$(58,854,192)	$7,271,350
Common shares issued for private placement (Note 7)	7,200,000	1,656,000	-	144,000	-	1,800,000
Share issuance costs (Note 7)	-	(266,311)	-	46,399	-	(219,912)
Common shares issued for property payment (Notes 5 and 7)	2,659,084	605,000	-	-	-	605,000
Common shares issued for stock option exercise (Notes 7 and 8)	380,000	108,300	-	-	-	108,300
Fair value reclassification for stock option exercise (Notes 7 and 8)	-	84,083	-	(84,083)	-	-
Fair value reclassification for stock option expiry (Notes 7 and 8)	-	-	-	(291,521)	291,521	-
Stock-based compensation (Note 8)	-	-	-	539,248	-	539,248
Net loss for the period	-	-	-	-	(1,208,734)	(1,208,734)
Balance, December 31, 2021	86,980,707	$66,358,955	$-	$2,307,702	$(59,771,405)	$8,895,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

District Metals Corp. (the "Company" or "District Metals") was incorporated under the provincial laws of the Province of Alberta on July 24, 1989 and continued in the Province of British Columbia on March 31, 2006. The Company's registered office is located at 12th Floor - 200 Burrard Street, Vancouver, BC, V7X 1T2. The Company is listed on the TSX Venture Exchange (the "Exchange") and trades under the symbol "DMX" and on the Frankfurt Stock Exchange under the symbol "DFPP".

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of business. The Company currently is not generating any revenues. It has incurred a loss during the six months ended December 31, 2021 of $1,208,734 (2020 - $2,000,361), had negative cash flows from operations since inception and had an accumulated deficit of $59,771,405 as at December 31, 2021 (June 30, 2021 - $58,854,192). Whether and when the Company can obtain profitability and positive cash flows from operations is uncertain. These uncertainties cast substantial doubt on the Company's ability to continue as a going concern.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements. While the Company has been successful in raising equity in the past, there can be no guarantee that it will be able to raise sufficient funds to fund its activities and general and administrative costs in the future. These condensed consolidated interim financial statements do not give effect to the required adjustments to the carrying amounts and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

On March 11 2020, the World Health Organization characterized the outbreak of a strain of the novel coronavirus ("COVID-19") as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods, including the possible impact on future financing opportunities and access to exploration properties.

2. BASIS OF PREPARATION

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's June 30, 2021 audited annual consolidated financial statements and the notes to such financial statements.

(b) Basis of presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss ("FVTPL"), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The significant accounting policies, as disclosed, have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(c) Presentation and functional currency

The presentation and functional currency of the Company and its wholly owned subsidiaries, District Metals AB (Sweden) and Startplatten 192092 AB (Sweden), is the Canadian dollar. The Company incorporated Startplatten 192092 AB (Sweden) during the six months ended December 31, 2021, in order to hold the mineral licenses for the Svärdsjö and Gruvberget properties in Sweden (Note 5). All amounts in these condensed consolidated interim financial statements are expressed in Canadian dollars, unless otherwise indicated.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

2. BASIS OF PREPARATION (continued)

(d) Significant accounting judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make certain critical accounting estimates and assumptions about the future and to exercise judgment in applying the Company's accounting policies. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. The impacts of changes to estimates are recognized in the period estimates are revised and in future periods affected. The critical judgments and assumptions made by management and other major sources of measurement uncertainty are discussed below:

Significant accounting judgments

The critical judgments, apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

Going concern

The assessment of the Company's ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Determination of functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the respective entity operates; the functional currency of District Metals Corp., District Metals AB and Startplatten 192092 AB (Sweden) is determined to be the Canadian dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment of the respective entity.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount.

Key sources of estimation uncertainty

The key assumptions management has made about the future and other major sources of estimation uncertainty at the date of the consolidated statement of financial position that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Valuation of stock-based compensation

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

Recoverability of the carrying value of exploration and evaluation assets

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company. If, after exploration and evaluation expenditures are capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount the Company carries out an impairment test at the cash-generating unit ("CGU"), or group of CGUs, level in the year the new information becomes available. If indicators of impairment exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

3. CASH AND CASH EQUIVALENTS

 At December 31, 2021 and June 30, 2021, the Company's cash and cash equivalents are composed of the following:

	December 31, 2021	June 30, 2021
Cash held in bank accounts	$2,603,079	$2,843,704
Cash equivalents	-	800,000
Total	$2,603,079	$3,643,704

Cash equivalents as at June 30, 2021 were held in cashable guaranteed investment certificates with an interest rate of 0.30%.

4. MARKETABLE SECURITIES

Marketable securities consist of 1,000,000 common shares (9.0%) of Sherpa II Holdings Corp. received in connection with the sale of an 80% interest in the Bakar Property (Note 5). These shares are publicly traded on the Exchange and are held at FVTPL. As at December 31, 2021, the fair value of the shares was $230,000 (June 30, 2021 - $125,000). During the three and six months ended December 31, 2021, the Company recorded an unrealized gain on marketable securities of $105,000 (2020 - $Nil).

5. EXPLORATION AND EVALUATION ASSETS

	Tomtebo Property	Svardsjo Property	Gruvberget Property	Bakar Property	Total
Acquisition Costs
Balance, June 30, 2019	$1,499,090	$-	$-	$275,086	$1,774,176
Additions	121,616	-	-	-	121,616
Property interest sale	-	-	-	(130,000)	(130,000)
Balance, June 30, 2021	1,620,706	-	-	145,086	1,765,792
Additions	-	402,500	260,000	-	662,500
Balance, December 31, 2021	$1,620,706	$402,500	$260,000	$145,086	$2,428,292

Deferred Exploration Costs
Balance, June 30, 2020	$-	$-	$-	$342,253	$342,253
Consulting	811,578	-	-	1,333	812,911
Drilling	951,856	-	-	-	951,856
Geochemistry	48,463	-	-	-	48,463
Geophysics	41,167	-	-	-	41,167
Other costs (recovery)	104,555	-	-	(58,685)	45,870
Balance, June 30, 2021	1,957,619	-	-	284,901	2,242,520
Consulting	274,913	34,370	-	-	309,283
Drilling	1,182,919	-	-	-	1,182,919
Geochemistry	56,345	-	-	-	56,345
Geophysics	5,000	-	147,623	-	152,623
Other costs	150,366	-	-	6,400	156,766
Balance, December 31, 2021	$3,627,162	$34,370	$147,623	$291,301	$4,100,456

Write-down of mineral property	$-	$-	$-	$(397,936)	$(397,936)

Balance, June 30, 2021	$3,578,325	$-	$-	$32,051	$3,610,376
Balance, December 31, 2021	$5,247,868	$436,870	$407,623	$38,451	$6,130,812

As at December 31, 2021, the Company had advanced $45,424 (June 30, 2021 - $227,592) to vendors and contractors as exploration expenditures on the properties to be incurred subsequent to period end.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

5. EXPLORATION AND EVALUATION ASSETS (continued)

a) Tomtebo Property

On June 30, 2020, the Company completed its acquisition of 100% ownership of the Tomtebo (the "Tomtebo Property") from Viad Royalties AB, a wholly-owned subsidiary of EMX Royalty Corp. ("EMX"), for $35,000 cash and the issuance of 5,882,830 common shares of the Company, with a fair value of $1,353,050 ("Tomtebo Purchase Agreement" or the "Transaction"). EMX retained a 2.5% net smelter royalty on the Tomtebo Property.

The Company also entered into a shareholder rights agreement with EMX pursuant to which, among other things, EMX has been granted a top-up right (the "Top-Up Right") to maintain its proportionate shareholding in the Company at no additional consideration until the earlier of the five year anniversary of the closing of the Transaction and completion of a financing raising gross proceeds of at least $600,000, up to a maximum of 3,000,000 common shares in the capital of the Company.

During the year ended June 30, 2021, the Company issued 219,756 common shares with a fair value of $105,483 to EMX pursuant to the Top-Up Right, which satisfies all Top-Up Right obligations to EMX.

To retain the Tomtebo Property, the Company was required to:

i) incur $1,000,000 of eligible expenditures on the Tomtebo Property within two years of the closing of the Transaction (incurred); and

ii) complete a minimum of 2,000 m of drilling within three years of completion of the Transaction (completed) and an aggregate of 5,000 m within five years of completion of the Transaction (completed).

As at June 30, 2021, the Company has completed all requirements to retain the Tomtebo Property.

Also, in connection with the closing of the Transaction, pursuant to the previously announced services agreement between the Company, Vector Geological Solutions Inc., (the "Consultant") and Daniel MacNeil, as principal of the Consultant, the Company issued 466,390 common shares in the capital of the Company, with a fair value of $107,270, to the Consultant (the "Finder Shares"). During the year ended June 30, 2021, the Company issued an additional 33,610 common shares with a fair value of $16,133, which satisfies all Top-Up Right obligations for the Finder Shares associated with the Tomtebo Purchase Agreement. The Consultant is at arm's length to the Company.

b) Svardsjo Property

On October 6, 2021, the Company completed the acquisition of the Svardsjo Property located in Sweden from a wholly-owned subsidiary of EMX Royalty Corp. ("EMX"). As consideration for the acquisition of the Svardsjo Property, the Company:

  issued 1,659,084 common shares to EMX, having a fair value of $365,000;
  paid $35,000 cash consideration to EMX;
  granted EMX a 2.5% net smelter return ("NSR") royalty on the Svardsjo Property;
  agreed to incur $1,000,000 of eligible work expenditures on the Svardsjo Property within five years from closing;
  agreed to make certain milestone payments upon a mineral resource estimate and/or preliminary economic assessment; and
  reimbursed EMX for mineral license fees previously incurred in the amount of $2,500.

c) Gruvberget Property

On October 12, 2021, the Company completed the acquisition of the Gruvberget Property located in Sweden from Explora Mineral AB ("Explora"). As consideration for the acquisition of the Gruvberget Property, the Company:

  issued 1,000,000 common shares to Explora, having a fair value of $240,000;
  paid $20,000 cash consideration to Explora;
  granted Explora a 2.5% NSR royalty on the Gruvberget Property subject to an option to repurchase the entire 2.5% NSR royalty for $8,000,000 at any time; and
  agreed to will incur $500,000 of eligible work expenditures on the Gruvberget Property within two years from closing.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

5. EXPLORATION AND EVALUATION ASSETS (continued)

d) Bakar Property

During the year ended June 30, 2020, the Company acquired a 100% interest in the Bakar property by paying a cash purchase price of $50,000 and issuing 1,250,000 common shares with a fair value of $200,000.

On December 18, 2020, the Company sold an 80% interest in the Bakar Property to Sherpa II Holdings Corp. ("Sherpa II") (the "Bakar Sale Agreement"), an arms-length third party. Pursuant to the Bakar Sale Agreement, Sherpa II acquired an 80% interest in the Bakar Property for the following consideration:

  $50,000 cash payment (received);
  1,000,000 common shares of Sherpa II (received and having a fair value at December 31, 2020 of $80,000);
  $200,000 in work expenditures within nine months of closing (completed during the six months ended December 31, 2021); and
  Assumption of the 2.0% NSR from the royalty agreement dated July 12, 2019 between the Company and Longford Capital Corp. on one of the eight mineral claims that comprises Bakar, which covers 1,352 hectares (ha) out of the 15,687 ha Property. The 2.0% NSR may be repurchased entirely for $6,500,000 cash.

The purchase consideration pursuant to the Baker Sale Agreement was lower than the Company's carrying value of the Bakar Property, as such, the Company determined that indicators of impairment existed. A test of the recoverable amount of the Bakar Property resulted in an impairment loss of $456,537 during the six months ended December 31, 2020. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the property at this stage of operations. In estimating the fair value less costs of disposal, management estimated the fair value of the property based on the consideration stated in the Bakar Sale Agreement, level 3 in the fair value hierarchy.

During the year ended June 30, 2021, the Company received a refund of $58,685 from the Government of Canada related to Mineral Exploration Tax Credit ("METC"), which was recorded as a recovery against other costs on the Bakar Property.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

 At December 31, 2021 and June 30, 2021, the Company's accounts payable and accrued liabilities are comprised of the following:

	December 31, 2021	June 30, 2021
Trade payables	$251,743	$61,223
Accrued liabilities	129,974	531,377
	$381,717	$592,600

7. SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

b) Issued

On October 27, 2020, the Company issued 10,000 common shares with a fair value of $2,100 in accordance with the exercise of stock options.  In conjunction with the exercise, the Company reclassified $1,519 from reserves to share capital.

On December 21, 2020, the Company issued 100,000 common shares with a fair value of $20,000 in accordance with the exercise of stock options. In conjunction with the exercise, the Company reclassified $18,225 from reserves to share capital.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

7. SHARE CAPITAL (continued)

b) Issued (continued)

On December 30, 2020, the Company issued 100,000 common shares with a fair value of $20,000 in accordance with the exercise of stock options. The Company recorded $20,000 in subscription receivable related to the exercise, which was received subsequently. In conjunction with the exercise, the Company reclassified $18,225 from reserves to share capital.

On December 30, 2020, the Company issued 15,833,333 units with a fair value of $4,750,000 in accordance with the closing of a brokered private placement. Each unit comprises one common share and one-half common share purchase warrant, exercisable at $0.42 per share until December 30, 2022 (a "2020 Unit"). Cash share issuance costs of $402,085 were incurred and 850,000 compensation options with a fair value of $515,238 were granted to finders in connection with this offering. Each compensation option entitles the holder to purchase one 2020 Unit at an exercise price of $0.30. The fair value of the compensation options was determined using an options pricing model with the following inputs on date of issuance: allocated share price of $0.0001 for the share component of the unit; allocated price of $0.42 for the warrant component of the unit; exercise price of the 2020 Unit of $0.30; expected life of 2.0 years for both the share component and warrant component of the unit; expected volatility of 111%; risk free rate of 0.20%; and expected dividend yield of 0%.

The risk-free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected life of options is the average expected period to exercise. Volatility is based on available historical volatility of the Company's share price.

On December 30, 2020, the Company issued a total of 253,366 common shares with a fair value of $121,616 in accordance with the Top-Up Right clause of the Tomtebo Purchase Agreement (Note 5).

On October 6, 2021, the Company issued 1,659,084 common shares with a fair value of $365,000 in accordance with the acquisition of the Svardsjo Property (Note 5).

On October 8, 2021, the Company issued 1,000,000 common shares with a fair value of $240,000 in accordance with the acquisition of the Gruvberget Property (Note 5).

On November 26, 2021, the Company issued 300,000 common shares with a fair value of $85,500 in accordance with the exercise of stock options. In conjunction with the exercise, the Company reclassified $66,381 from reserves to share capital.

On December 2, 2021, the Company issued 80,000 common shares with a fair value of $22,800 in accordance with the exercise of stock options. In conjunction with the exercise, the Company reclassified $17,702 from reserves to share capital.

On December 14, 2021, the Company issued 7,200,000 units with a fair value of $1,800,000 in accordance with the closing of a brokered private placement. Each unit comprises one common share and one-half common share purchase warrant, exercisable at $0.35 per share until December 14, 2023 (a "2021 Unit"). The fair value of the warrant component of the 2021 Units was determined to be $144,000 using the residual value method. Cash share issuance costs of $212,912 were incurred and 358,320 compensation options with a fair value of $46,399 were granted to finders in connection with this offering. Each compensation option entitles the holder to purchase one Unit at an exercise price of $0.25. The fair value of the compensation options was determined using an options pricing model with the following inputs on date of issuance: allocated share price of $0.0001 for the share component of the unit; allocated price of $0.35 for the warrant component of the unit; exercise price of the 2021 Unit of $0.25; expected life of 2.0 years for both the share component and warrant component of the unit; expected volatility of 129%; risk free rate of 0.99%; and expected dividend yield of 0%.

The risk-free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected life of options is the average expected period to exercise. Volatility is based on available historical volatility of the Company's share price.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

8. OPTIONS AND WARRANTS

a) Options

On October 7, 2020, the Company granted 300,000 stock options with a fair value of $97,909 to a director of the Company, which vested immediately.

On December 30, 2020, the Company granted 1,400,000 stock options with a fair value of $576,176 to officers, directors and consultants of the Company, which vested immediately.

On July 11, 2021, 1,020,000 stock options priced at $0.30 expired unexercised and accordingly, $291,521 was reclassified from reserve to deficit.

On October 7, 2021, the Company granted 2,220,000 stock options to officers, directors and consultants with a fair value of $455,165, which vested immediately.

On November 10, 2021, the Company granted 380,000 stock options to a consultant of the Company with a fair value of $84,083.  During the six months ended December 31, 2021, 380,000 stock options were exercised and accordingly, $84,083 was reclassified from reserve to share capital.

The Black-Scholes option pricing model inputs for options granted and vested during the six months ended December 31, 2021 and 2020 are as follows:

Grant Date	Expiry Date	Exercise Price	Risk-Free Interest Rate	Expected Life	Volatility Factor	Dividend Yield	Fair Value
7-Oct-2020	7-Oct-2025	$0.33	0.36%	5	137%	0	$0.33
30-Dec-2020	30-Dec-2025	$0.46	0.41%	5	130%	0	$0.41
7-Oct-2021	7-Oct-2026	$0.25	1.42%	5	129%	0	$0.21
14-Nov-2021	14-Nov-2026	$0.29	1.56%	5	129%	0	$0.22

Total stock-based compensation expense recognized during the three and six months ended December 31, 2021 was $539,248 (2020 - $685,197 and $704,114, respectively) using the Black-Scholes option pricing model.

The Company has a stock option plan whereby a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The terms of the granted options are fixed by the Board of Directors and are not to exceed ten years. The exercise price of options are determined by the Board of Directors, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the options are granted, less any discount permitted by the Exchange. Options granted under the plan may vest immediately on grant, or over a period as determined by the Board of Directors or, in respect of options granted for investor relations services, as prescribed by Exchange policy.

A continuity schedule of the Company's outstanding stock options as at December 31, 2021 and June 30, 2021 are as follows:

	December 31, 2021		June 30, 2021
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of period/year	5,680,000	$0.24	4,980,000	$0.24
Granted	2,600,000	0.26	1,950,000	0.43
Exercised	(380,000)	0.29	(1,230,000)	0.28
Cancelled/expired	(1,020,000)	0.30	(20,000)	0.15
Outstanding, end of period/year	6,880,000	$0.29	5,680,000	$0.30
Exercisable, end of period/year	6,880,000	$0.29	5,680,000	$0.30

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

8.   OPTIONS AND WARRANTS (continued)

a) Options (continued)

At December 31, 2021, the Company had outstanding stock options exercisable to acquire common shares of the Company as follows:

Expiry date	Options outstanding	Options exercisable	Exercise price	Weighted average remaining contractual life (in years)
August 12, 2024	855,000	855,000	$ 0. 20	2.62
June 2, 2025	1,855,000	1,855,000	$ 0. 21	3.42
October 7, 2025	300,000	300,000	$ 0. 33	3.77
December 30, 2025	1,400,000	1,400,000	$ 0. 46	4.00
January 18, 2026	50,000	50,000	$ 0. 45	4.05
April 13, 2026	200,000	200,000	$ 0. 40	4.28
October 7, 2026	2,220,000	2,220,000	$ 0. 25	4.77
	6,880,000	6,880,000	$ 0. 29	3.92

      b)    Warrants

A continuity schedule of the Company's outstanding common share purchase warrants as at December 31, 2021 and June 30, 2021 is as follows:

	December 31, 2021		June 30, 2021
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of period/year	7,917,866	$0.42	-	$-
Issued	3,600,000	0.35	7,917,866	0.42
Outstanding, end of period/year	11,517,866	$0.40	7,917,866	$0.42

c) Compensation options

A continuity schedule of the Company's outstanding compensation options as at December 31, 2021 and June 30, 2021 is as follows:

	December 31, 2021		June 30, 2021
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of period/year	847,600	$0.30 / 0.42	-	$-
Granted	358,320	0.25(3)/ 0.35(4)	850,000	0.30(1)/ 0.42(2)
Exercised	-	-	(2,400)	0.30(1)/ 0.42(2)
Outstanding, end of period/year	1,205,920	$0.29 / 0.40	847,600	$0.30 / 0.42

(1) The holder of each compensation option is entitled to purchase one Unit at an exercise price of $0.30.

(2) Each whole common share purchase warrant is exercisable into one common share of the Company at an exercise price of $0.42.

(3) The holder of each compensation option is entitled to purchase one Unit at an exercise price of $0.25.

(4) Each whole common share purchase warrant is exercisable into one common share of the Company at an exercise price of $0.35.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

9.  MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to continue its business and maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. The Company's capital includes the components of its shareholders' equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets, or adjust its operational and administrative activities. In order to preserve cash, the Company does not pay any dividends.

The Company is not subject to any externally imposed capital requirements. The Company did not change its capital management approach during the three months ended December 31, 2021.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements.

10. FINANCIAL INSTRUMENTS

a) Categories of financial instruments and fair value measurements

The Company's financial assets and liabilities are classified as follows:

	December 31, 2021	June 30, 2021
Financial assets:
Fair value through profit and loss
Cash and cash equivalents	$2,603,079	$3,643,704
Marketable securities	230,000	125,000

Amortized cost
Due from related parties	-	28,088

Financial liabilities:
Other financial liabilities
Accounts payable and accrued liabilities	$381,717	$592,600

The amount of accounts payable and accrued liabilities includes amounts due to related parties (Note 12).

b) Fair value information

The fair values of the Company's cash and cash equivalents, due from related parties and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that reflects the significance of inputs used in measuring fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At December 31, 2021 and June 30, 2021, the Company had no financial assets measured and recognized on the condensed consolidated interim statement of financial position at fair value belonging in Level 2 or Level 3 of the fair value hierarchy.

c) Management of financial risks

The Company's financial instruments expose the Company to certain financial risks, including credit risk, liquidity risk, interest rate risk and foreign currency risk.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

10.   FINANCIAL INSTRUMENTS (continued)

c) Management of financial risks (continued)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. At December 31, 2021, the Company was exposed to credit risk on its cash and cash equivalents.

The Company's cash and cash equivalents is held with a high credit quality financial institutions in Canada and Sweden and as at December 31, 2021, management considers its exposure to credit risk to be low.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by maintaining adequate cash and managing its capital and expenditures.

At December 31, 2021, the Company had cash and cash equivalents of $2,603,079 (June 30, 2021 - $3,643,704) and accounts payable and accrued liabilities of $381,717 (June 30, 2021 - $592,600) with contractual maturities of less than one year. The Company had sufficient cash to meet its current liabilities as at December 31, 2021. The Company assessed its liquidity risk as moderate as at December 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company's financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity. The Company is not exposed to interest rate risk as at December 31, 2021.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

As at December 31, 2021 and June 30, 2021, the Company had exposure to foreign currency risk through the following assets and liabilities denominated in US Dollars, Euros, and SEK.

December 31, 2021
	US Dollars	Euros	SEK
Cash and cash equivalents	-	192,142	80,192
Accounts payable and accrued liabilities	-	-	(1,208,653)
Net	-	192,142	(1,128,461)
Canadian dollar equivalent	-	277,231	(158,097)

June 30, 2021
	US Dollars	Euros	SEK
Cash and cash equivalents	25,674	594,579	965,536
Accounts payable and accrued liabilities	-	-	(3,428,353)
Net	25,674	594,579	(2,462,817)
Canadian dollar equivalent	31,820	873,972	(357,355)

Based on the above net exposures a 5% change in the Canadian Dollar/US Dollar, Canadian Dollar/Euro and Canadian Dollar/SEK exchange rate would impact the Company's net loss by approximately $Nil, $14,000 and $8,000 (June 30, 2021 - $2,000, $44,000 and $18,000), respectively. As at December 31, 2021 and June 30, 2021 the Company has not hedged its exposure to currency fluctuations. The Company assessed its financial currency risk as moderate as at December 31, 2021 and June 30, 2021.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the Six Months Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars – Unaudited)

11. SEGMENTED INFORMATION

The Company is organized into business units based on exploration and evaluation assets and has two reportable operating segments, being that of acquisition and exploration and evaluation activities in Canada and Sweden. The Company is in the exploration stage and has no reportable segment revenues or operating results. The Company's total assets are segmented geographically as follows:

	Sweden	Canada	Total
As at December 31 2021
Current assets	$533,523	$2,567,210	$3,100,733
Advances	45,424	-	45,424
Exploration and evaluation assets	6,092,361	38,451	6,130,812
	$6,671,308	$2,605,661	$9,276,969

As at June 30, 2020
Current assets	$1,163,926	$2,862,056	$4,025,982
Advances	227,592	-	227,592
Exploration and evaluation assets	3,610,376	-	3,610,376
	$5,001,894	$2,862,056	$7,863,950

12. RELATED PARTY TRANSACTIONS

The Company's related parties consist of its key management personnel, including its directors and officers. During the normal course of business, the Company enters into transactions with its related parties that are considered to be arm's length transactions and made at normal market prices and on normal commercial terms.

(a) Key management compensation for the six months ended December 31, 2021 and 2020 were as follows:

	For the Six Months Ended
	December 31, 2021	December 31, 2020
Salary	$127,500	$198,670
Short-term benefits	$48,000	$-

(b) On June 1, 2020, the Company entered into an employment agreement with the Company's Chief Executive Officer ("CEO") effective June 1, 2020, pursuant to which, if the Company experiences a change of control the CEO is entitled to 24 months of salary. Pursuant to the employment agreement, the Company incurred a salary of $127,500 to the CEO during the six months ended December 31, 2021, recorded in consulting fees (2020 - $198,670). During the six months ended December 31, 2021 and 2020, the Company incurred consulting fees of $30,000 and $Nil, respectively, for services provided by the CFO.

(c) During the six months ended December 31, 2021 and 2020, the Company incurred stock-based compensation expense of $288,855 and $573,456, respectively, related to stock options granted to officers and directors of the Company.

(d) During the six months ended December 31, 2021 and 2020, the Company incurred director's fees of $18,000 and $8,000, respectively, recorded in consulting fees, to directors of the Company.

(e) During the six months ended December 31, 2021 and 2020, the Company incurred consulting fees of $48,000 and $Nil paid to a company controlled by a close family member of the CFO.

(f) At December 31, 2021 and June 30, 2021, the Company had $10,500 due to related parties, including in accounts payable and accrued liabilities, and $28,088 due from related parties. Amounts are unsecured, non-interest bearing with no set terms of repayment.